NAME OF REGISTRANT: Skyworks Solutions, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 11 on the Skyworks Solutions, Inc.’s

2024 Proxy Statement:

Adoption of Greenhouse Gas Emissions Reduction Targets

Skyworks Solutions, Inc. Symbol: (SWKS)

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc. is the investment advisor to the Green Century Equity Fund and seeks your support for the climate-related proposal filed at the Skyworks Solutions, Inc. (hereby referred to as “Skyworks” or the “Company”) in its 2024 proxy statement. The proposal asks the Company to adopt independently verified short-, medium- and long-term science-based greenhouse gas (GHG) emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050, which is in line with the Paris Agreement’s goal of limiting global temperature rise to 1.5 degrees Celsius.

The Proponent believes taking such action would serve the long-term interests of the Company by reducing climate, reputational, and regulatory risks while addressing investor concerns.

Resolved: Shareholders request that Skyworks adopt independently verified short-, medium- and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 in line with the Paris Agreement’s goal of limiting global temperature rise to 1.5 degrees Celsius.

Taking into consideration approaches used by advisory groups like SBTi;

•	Developing a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups such as the Task Force for Climate Related Financial Disclosures.
•	Consideration of supporting targets for renewable energy, supply chain engagement, reduction of fluorinated gases, and other measures deemed appropriate by management.

RATIONALE FOR A “YES” VOTE

1.	Insufficient response to investor expectations - Investors expect companies to mitigate their climate risk. Adoption of independently verified, ambitious GHG emission reduction targets helps assure investors that Skyworks is adequately addressing a growing risk to its business, supply chain, and customers.

Skyworks’ current target is an absolute operational GHG emissions reduction target of 30% by 2030 over a 2018 baseline. This translates to a well-below 2°C aligned reduction pathway, which exceeds the 1.5°C temperature limit recommended by the Intergovernmental Panel on Climate Change (IPCC) in order to avoid the worst impacts of climate change. Its 2022 2°C aligned intensity target is even worse.

2.	Reputational Risk – Skyworks lags behind peers in the semiconductor industry that have committed to set or set science-based targets with SBTi, inclusive of their Scope 3, i.e. value chain, emissions. They include NXP Semiconductors, Qualcomm, and Murata Manufacturing.

3.	Regulatory Risk - By delaying collecting Scope 3 emissions information and committing to set an independently verified science-based GHG reduction target, Skyworks may be unprepared to meet California’s Climate Corporate Data Accountability Act which will require disclosure of Scopes 1 – 3 emissions data.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 11 following the instruction provided on the management’s proxy mailing.

I.	EXECUTIVE SUMMARY

The shareholder proposal requests Skyworks expand the scope of its GHG emissions reduction targets and seek independent verification of it targets in order to assure investors that its targets are credible and aligned the goals of the Paris Agreement. In so doing, the proposal addresses an area where Skyworks does not demonstrate climate leadership and is exposed to increased investor scrutiny and reputational and regulatory risks.

Skyworks’ current emissions reduction target overshoots the recommendation by the IPCC to limit warming to 1.5°C in order to avoid the worst impacts of climate change. The Company’s target of a 30% absolute reduction of operational emissions by 2030 is well-below 2°C aligned, and its 2022 2°C aligned intensity target is even worse.

As of March 18, 2024, 7,755 companies had set or committed to set a science-based GHG emissions targets verified by SBTi.1 Among them include Skyworks peers, such as NXP Semiconductors, Qualcomm, and Murata Manufacturing, whose targets include their Scope 3 emissions. Setting a target is within reach for Skyworks. SBTi allows companies up to two years after an initial commitment to set a science-based target. This interim time gives Skyworks the time it needs to collect data and adjust its internal strategies to set and implement a new target.

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1 https://sciencebasedtargets.org/companies-taking-action/

In it opposition statement, Skyworks raises the concern that “implementing the reporting requested by the proposal would divert time, effort and resources from our current and planned initiatives.” However, investors expect companies to demonstrate excellent management capabilities by identifying and addressing significant material risk while simultaneously maintaining profitability.

By delaying gathering its Scope 3 emissions data, Skyworks may be unprepared to meet California’s Climate Corporate Data Accountability Act. Right now Skyworks could adopt a commonsense approach by gathering emissions data from its supply chain – e.g. the energy-intensive foundries from which is sources – and downstream high-emissions activities such as the transportation used to deliver its products.

Should Skyworks required assistance, there are professional firms, such as KPMG and PwC, that can use their experience with similar firms to provide guidance on how best to gather GHG emissions data and seize the business opportunities associated with setting Scope 3 targets.

I.	INADEQUATE RESPONSE TO INVESTOR EXPECTATIONS

Environmentally responsible companies are expected to mitigate their exposure and contribution to climate risk, but in its opposition statement, Skyworks has stated that disclosure required by the proposal would limit its efforts to target reductions that have the most impact on limiting climate change and therefore limit value to its shareholders. We disagree.

To clarify, the proposal does not request disclosure of any of Skyworks’ GHG emissions. However, it is troubling that the Company has not yet gathered its full scope of emissions. For many businesses, Scope 3 emissions account for above 70% (Deloitte)2 and up to 90% or more (GHG Protocol)3 of companies’ GHG emissions, meaning that Skyworks is likely only disclosing a minor portion of its emissions.4 In addition, manufacturing companies like Skyworks, with complex supply chains, may find that Scope 3 disclosures and targets help them to manage real business risks. Skyworks suppliers that curb emissions through improved energy efficiency or acquisition of renewable energy can reduce operating expenses and hedge against price increases associated with fossil fuels. Emissions from downstream businesses, including customers, also represent an opportunity for Skyworks to engage its customers and its logistics partners on emissions reduction initiatives.

Companies that commit to adopt a science-based target with SBTi have two years to perform data gathering and plan steps to meet their targets. Further, companies participating in SBTi are only required to set near-term emissions reduction targets for 5 to 10 years in the future, providing companies time to develop business strategies to implement decarbonization efforts in the longer term.

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2 https://www2.deloitte.com/uk/en/focus/climate-change/zero-in-on-scope-1-2-and-3-emissions.html

3 https://ghgprotocol.org/sites/default/files/2022-12/Scope%203%20Detailed%20FAQ.pdf. Pg 2.

4 https://www.wri.org/update/trends-show-companies-are-ready-scope-3-reporting-us-climate-disclosure-rule

Unfortunately, Skyworks’ current target is not sufficiently ambitious. The Company has committed to a 30% reduction in absolute Scope 1 and 2 emissions by 2030 over a 2018 baseline, which does not align with the scientific consensus that deeper cuts are required to avoid the worst impacts of climate change. In the near-term, the IPCC recommends a 43% drop in emissions by 2030 in order to limit warming to 1.5°C over pre-industrial temperatures.

Additionally, Skyworks has not taken advantage of semiconductor industry initiatives which could help it innovate solutions to reduce value chain emissions. For example, Skyworks is not a member of the Semiconductor Climate Consortium whose goal is to develop sustainable practices, technologies, and policies to reduce the carbon footprint of the semiconductor industry.5 The Consortium encourages companies, suppliers, and their business partners to collaborate and share best practices. Skyworks’ peers, Analog Devices, NXP Semiconductors, and Qualcomm, are members of the Consortium.6

II.	REPUTATIONAL RISK

As of the March 18, 2024, 7,755 companies had set or committed to set science-based targets with SBTi. These include Skyworks peers, NXP Semiconductors, Qualcomm, and Murata Manufacturing, and customers, Apple, Nokia, and Sony that have set or committed to set near-term science-based 1.5 degrees Celsius-aligned targets with SBTi, inclusive of full their value chain emissions. Moreover, Nokia has committed to set and Qualcomm and Sony have set 1.5 degrees Celsius-aligned net-zero targets, respectively.

Yet Skyworks has declined to set comparably comprehensive targets or seek third-party validation for its existing targets, which raises concerns about the credibility of its existing commitment. Further, Skyworks’ existing targets do not cover its entire value chain, and Skyworks reported in 2022 that its absolute Scope 1 and 2 emissions had increased rather than decreased.7

Its delay in calculating its Scope 3 emissions and setting ambitious science-based targets indicates that Skyworks’ board has not prioritized addressing the full scope of the Company's climate risk and that management has not dedicated enough time or resources to solving perceived data collection and target-setting challenges.

III.	REGULATORY RISK

By delaying disclosure of its value chain emissions, Skyworks may be ill-prepared to meet emerging climate regulations in California and other jurisdictions if they emerge.

In October 2023, California’s Climate Corporate Data Accountability Act was signed into law. Amongst its requirements, the Act requires companies doing business in California to report Scopes 1 – 3 emissions by 2027. It phases in requirements for limited (2026) and reasonable (2030) assurance for Scopes 1 – 3. Even as California develops methodologies to help businesses account for their Scope 3 emissions, there is nothing about the Act prevents Skyworks from beginning to quantify its full value chain emissions now.

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5 https://www.semi.org/en/industry-groups/semiconductor-climate-consortium

6 https://www.semi.org/en/industry-groups/scc/membership

7 Skyworks’ 2023 CDP Climate Change report

Using a commonsense approach, Skyworks could begin to collect data on its most likely material Scope 3 sources of emissions, such as from the foundries that supply it, upstream and downstream transportation services, and emissions associated with use of its chips. The Company’s strategy of delay may only result limiting the time available to meet California’s disclosure requirements.

IV.	CONCLUSION

While Skyworks has set a goal to reduce its Scopes 1 and 2 GHG emissions by 30% by 2030, its goal is not science-based, nor is it aligned with the low-carbon transition needed to protect businesses, their suppliers, and their customers from climate risk. Investors seek better board oversight and management responsiveness to climate issues. Additionally, thousands of companies have already set or committed to set targets with SBTi.

By beginning to gather emissions data, Skyworks may uncover opportunities for partnerships and value chain efficiencies that could ultimately reduce its expenses, improve the Company’s environmental footprint, and enhance its corporate image.

Finally, by enhancing its ambition, Skyworks could demonstrate that it can nimbly pivot to expanding the scope of its GHG emission reduction goals and proactively address climate, reputational, and regulatory risks.

Shareholders are urged to vote FOR the proposal asking Skyworks adopt independently verified short-, medium- and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 in line with the Paris Agreement’s goal of limiting global temperature rise to 1.5 degrees Celsius.

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, aranger@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 11 following the instruction provided on the management’s proxy mailing.